UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  MarketU Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    57061Y101
                                 (CUSIP Number)

                                612559 B.C. Ltd.
      11476 Kingston Street, Maple Ridge, British Columbia, Canada V2X 0Y5
                    Attention: Ken Galpin Tel: (604) 465-0296
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 57061Y101

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      1.    Names of Reporting Persons
                  612559 B.C. Ltd.

            I.R.S. Identification Nos. of Above Persons
                  Not Applicable

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      2.    Check the Appropriate Box if a Member of a Group
            (a)   [ X ]
                       -
            (b)   [   ]

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      3.    SEC Use Only


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      4.    Source of Funds (See Instructions)
                  WC

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      5.    Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e)
                  [   ]

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      6.    Citizenship or Place of Organization
                  British Columbia, Canada

      -------------------------------------------------------------------------
            Number of Shares   7. Sole Voting Power
            Beneficially             1,883,787 common shares and
            Owned by Each            3,500,000 Series A Preferred Stock
            Reporting Person
            With:              8.    Shared Voting Power
                                        0
                               -----------------------------------------
                               9. Sole Dispositive Power
                                        1,383,787 common shares
                               -----------------------------------------
                               10. Shared Dispositive Power
                                        0
                               -----------------------------------------


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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,883,787 common shares

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      12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares
                  [ X ]

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      13.   Percent of Class Represented by Amount in Row 11
                  22.8%

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      14.   Type of Reporting Person
                  CO (Corporation)
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Item 1. Security and Issuer

This  Amendment  No. 1 to Schedule  13D should be read in  conjunction  with the
Schedule 13D dated October 6, 2000 ("Schedule 13D") (collectively, "Amendment No. 1") as filed with the Securities and Exchange Commission by 612559 B.C. Ltd., a British Columbia private corporation. This Amendment No. 1 amends the
Schedule 13D only with respect to those items listed below.

This statement relates to the common stock of MarketU Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 33613 2nd Avenue, Mission, British Columbia, Canada V2V 6T8.

Item 3. Source and Amount of Funds or Other Consideration

On October 19, 2000, 612559 B.C. Ltd. purchased 1,133,787 Units of the Company, at a price of US$0.15 per Unit, each Unit comprising of one Common share and one-half of a two-year non-transferable share purchase warrant. Two-1/2 warrants (one whole Warrant) will entitle the holder to purchase one additional Common share in the capital stock of the Company at a price of US$0.25 per share if exercised during the first year and US$0.30 per share if exercised during the second year. The purchase price of US$170,000 for the stock was paid with cash from the working capital of 612559 B.C. Ltd.

Item 4. Purpose of Transaction

The securities of the Company were acquired by 612559 B.C. Ltd. for investment purposes and to provide working capital to the Company.

Item 5. Interest in Securities of the Issuer

(a) 612559 B.C. Ltd. beneficially owns 1,883,787 shares of common stock of the Company, which represents 22.8% of outstanding shares of common stock of the Company (this number of shares includes the shares held indirectly by Kenneth Galpin, George Shahnazarian and Ken Landis, the officers and directors of 612559 B.C. Ltd., as described below).

     612559 B.C. Ltd. does not beneficially own the 3,500,000 Series A Preferred Stock, but has the power to vote on the shares and has an option to acquire the 3,500,000 Series A Preferred Stock.

      Kenneth Galpin, the President and Director of the Company, indirectly (through 612559 B.C. Ltd.) owns 378,641 shares of common stock of the
      Company, which represents 4.6% of the outstanding shares of common stock of the Company.

      George Shahnazarian, the Secretary of the Company, indirectly (through 612559 B.C. Ltd.) owns 416,317 shares of common stock of the Company, which represents 5.7% of the outstanding shares of common stock of the Company.

      Ken Landis indirectly (through 612559 B.C. Ltd.) owns 235,473 shares of common stock of the Company, which represents 2.9% of the outstanding shares of common stock of the Company.

(b) 612559 B.C. Ltd. has the sole power to vote 1,883,787 shares of common stock and the power to dispose of 1,383,787 shares of the said 1,883,787 shares of common stock. None of Kenneth Galpin, George Shahnazarian and Ken Landis individually has the sole power to vote or dispose the shares of the Company owned indirectly by them. 612559 B.C. Ltd. has the sole power to vote the 3,500,000 Series A Preferred Stock but not the power to dispose of the preferred stock. In aggregate, 612559 B.C. Ltd. has the power to vote Common Stock and Series A Preferred Stock of the Company representing 42.2% of the outstanding Common and Preferred Stock of the Company.

(c)   See Item 3 of this Schedule.

(d)   Not applicable.

(e)   Not applicable.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2000


/s/  Kenneth Galpin
Signature of Kenneth Galpin
Name/Title:  Chief Executive Officer and Director of 612559 B.C. Ltd.